UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Eagle Point Credit Company Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

269808101

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 269808101	13G	Page 1 of 11

1.	NAMES OF REPORTING PERSONS OA Eagle Group Investors, LLC, a Michigan limited liability company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 239,895
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 239,895

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 239,895
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%[1]
12.	TYPE OF REPORTING PERSON OO

[1]

Based upon 48,025,043 shares of common stock, par value $0.001 per share (“Common Stock”), of Eagle Point Credit Company Inc. (the “Issuer”), outstanding as of September 30, 2022, as reported in the Issuer’s Form N-30B-2, filed with the Securities and Exchange Commission on November 15, 2022.

CUSIP No. 269808101	13G	Page 2 of 11

1.	NAMES OF REPORTING PERSONS OA Eagle Group Investors II, LLC, a Michigan limited liability company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 230,491
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 230,491

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,491
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%[2]
12.	TYPE OF REPORTING PERSON OO

[2]	Based upon 48,025,043 shares of Common Stock outstanding as of September 30, 2022 as reported in the Issuer’s Form N-30B-2.

CUSIP No. 269808101	13G	Page 3 of 11

1.	NAMES OF REPORTING PERSONS Ottawa Avenue Private Capital, LLC, a Delaware limited liability company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 470,386
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 470,386

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 470,386
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0%[3]
12.	TYPE OF REPORTING PERSON OO

[3]	Based upon 48,025,043 shares of Common Stock outstanding as of September 30, 2022 as reported in the Issuer’s Form N-30B-2.

CUSIP No. 269808101	13G	Page 4 of 11

1.	NAMES OF REPORTING PERSONS Wakestream Holdings, Inc., a Michigan corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 470,386
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 470,386

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 470,386
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0%[4]
12.	TYPE OF REPORTING PERSON CO

[4]	Based upon 48,025,043 shares of Common Stock outstanding as of September 30, 2022 as reported in the Issuer’s Form N-30B-2.

CUSIP No. 269808101	13G	Page 5 of 11

Item 1(a).	Name of Issuer: Eagle Point Credit Company Inc. (“Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 600 Steamboat Road, Suite 202, Greenwich, CT 06830
Item 2(a).

Name of Person Filing:

This Amendment No. 1 amends the Schedule 13G originally filed with the Securities and Exchange Commission on May 18, 2018 (as amended, the “Schedule 13G”). The Schedule 13G is filed jointly pursuant to that certain Joint Filing Agreement filed herewith as Exhibit 99.1 by:

(1) OA Eagle Group Investors, LLC (“OAEG”)

(2) OA Eagle Group Investors II, LLC (“OAEG II”)

(3) Ottawa Avenue Private Capital, LLC (“Ottawa”)

(4) Wakestream Holdings, Inc. (“Wakestream”) (collectively, the “Reporting Persons”).

Item 2(b).

Address of Principal Business Office or, if None, Residence:

(1) The principal business address of OAEG is c/o Ottawa Avenue Private Capital, LLC, 200 Monroe Avenue NW, Grand Rapids, MI 49503.

(2) The principal business address of OAEG II is c/o Ottawa Avenue Private Capital, LLC, 200 Monroe Avenue NW, Grand Rapids, MI 49503.

(3) The principal business address of Ottawa is 200 Monroe Avenue NW, Grand Rapids, MI 49503.

(4) The principal business address of Wakestream is 200 Monroe Avenue NW, Grand Rapids, MI 49503.

Item 2(c).

Citizenship:

(1) OAEG is a Michigan limited liability company.

(2) OAEG II is a Michigan limited liability company.

(3) Ottawa is a Delaware limited liability company.

(4) Wakestream is a Michigan corporation.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001, of the Issuer (“Common Stock”)
Item 2(e).	CUSIP Number: 269808101

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with § 240.13d- 1(b)(1)(ii)(G).

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.

Ownership.

Collectively, the securities reported in this Schedule 13G are held directly by OAEG and OAEG II. As of the date of this Schedule 13G, (i) OAEG is the record owner of 239,895 shares of Common Stock and (ii) OAEG II is the record owner of 230,491 shares of Common Stock. OAEG was established to hold the investment of its sole member, OA DV GP Investment Partners, LLC, a Michigan limited liability company. OAEG II was established to hold certain co-investors’ investments.

Each of OAEG and OAEG II is managed by Ottawa. Ottawa is managed by Wakestream Holdings, Inc. and the sole member and manager of Ottawa is Wakestream Holdings, Inc. (“Wakestream”). The board of directors of Wakestream has voting and dispositive power over the securities reported in this Schedule 13G. The members of such board of directors disclaim beneficial ownership with respect to such shares.

For purposes of this Schedule 13G, the “Ottawa Entities” collectively refers to OAEG, OAEG II, Ottawa, and Wakestream.

(a) Amount beneficially owned:

OAEG is the beneficial owner of 239,895 shares of Common Stock;

OAEG II is the beneficial owner of 230,491 shares of Common Stock;

Ottawa is the beneficial owner of 470,386 shares of Common Stock; and

Wakestream is the beneficial owner of 470,386 shares of Common Stock.

(b) Percent of class:[6]

OAEG is the beneficial owner of 0.5% of the outstanding shares of Common Stock;

OAEG II is the beneficial owner of 0.5% of the outstanding shares of Common Stock;

Ottawa is the beneficial owner of 1.0% of the outstanding shares of Common Stock; and

Wakestream is the beneficial owner of 1.0% of the outstanding shares of Common Stock.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

OAEG has the sole power to vote or to direct the vote over 0 shares of Common Stock;

OAEG II has the sole power to vote or to direct the vote over 0 shares of Common Stock;

Ottawa has the sole power to vote or to direct the vote over 0 shares of Common Stock; and

Wakestream has the sole power to vote or to direct the vote over 0 shares of Common Stock.

(ii) Shared power to vote or to direct the vote:

OAEG has the shared power to vote or to direct the vote over 239,895 shares of Common Stock;

OAEG II has the shared power to vote or to direct the vote over 230,491 shares of Common Stock;

Ottawa has the shared power to vote or to direct the vote over 470,386 shares of Common Stock; and

Wakestream has the shared power to vote or to direct the vote over 470,386 shares of Common Stock.

(iii) Sole power to dispose or to direct the disposition of:

OAEG has the sole power to dispose or to direct the disposition of 0 shares of Common Stock;

OAEG II has the sole power to dispose or to direct the disposition of 0 shares of Common Stock;

Ottawa has the sole power to dispose or to direct the disposition of 0 shares of Common Stock; and

Wakestream has the sole power to dispose or to direct the disposition of 0 shares of Common Stock.

(iv) Shared power to dispose or to direct the disposition of:

OAEG has the shared power to dispose or to direct the disposition of 239,895 shares of Common Stock;

OAEG II has the shared power to dispose or to direct the disposition of 230,491 shares of Common Stock;

Ottawa has the shared power to dispose or to direct the disposition of 470,386 shares of Common Stock; and

Wakestream has the shared power to dispose or to direct the disposition of 470,386 shares of Common Stock.

6 Based upon 48,025,043 shares of Common Stock outstanding as of September 30, 2022 as reported in the Issuer’s Form N-30B-2.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons had ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The right to receive dividends in respect of, or the proceeds from the sale of, the 470,386 shares of Common Stock held of record by OAEG and OAEG II is governed by the Articles of Organization and Operating Agreement of OAEG and OAEG II, respectively.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §§ 240.14a-11.

OA EAGLE GROUP INVESTORS, LLC
By:	Ottawa Avenue Private Capital, LLC, its manager
By:	/s/ David S. Reynolds	February 8, 2023
Name:	David S. Reynolds
Title:	Chief Financial Officer

OA EAGLE GROUP INVESTORS II, LLC
By:	Ottawa Avenue Private Capital, LLC, its manager
By:	/s/ David S. Reynolds	February 8, 2023
Name:	David S. Reynolds
Title:	Chief Financial Officer

OTTAWA AVENUE PRIVATE CAPITAL, LLC
By:	/s/ David S. Reynolds	February 8, 2023
Name:	David S. Reynolds
Title:	Chief Financial Officer

WAKESTREAM HOLDINGS, INC.
By:	/s/ Robert H. Schierbeek	February 8, 2023
Name:	Robert H. Schierbeek
Title:	Chief Executive Officer

Exhibit No.	Description

99.1	Joint Filing Agreement, dated February 8, 2023.